ISSUER GENERAL USE FREE WRITING PROSPECTUSES

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-254315J

June 28, 2021

ACRES Commercial Realty Corp.

Pricing Term Sheet

7.875% Series D Cumulative Redeemable Preferred Stock (Reopening)

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated June 28, 2021 and the accompanying prospectus (together, the “Preliminary Prospectus”) of ACRES Commercial Realty Corp. (the “Issuer”) relating to the securities described therein. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	ACRES Commercial Realty Corp.

Security:	7.875% Series D Cumulative Redeemable Preferred Stock

Size:	2,000,000 shares*

Underwriters’ Over-allotment Option:	300,000 shares

Trade Date:	June 28, 2021

Settlement Date:	June 30, 2021 (T+2)

Maturity:	Perpetual (unless redeemed by the Issuer on or after May 21, 2026 or pursuant to its special optional redemption right, repurchased by the Issuer in the open market or converted by an investor in connection with a Change of Control)

Public offering price:	$25.00 per share; $50,000,000 total

Underwriting Discount and Commissions:	$0.7875 per share; $1,575,000 total ($1,811,250 if the underwriters exercise their over-allotment option in full)

Net Proceeds (before expenses):	$48,425,000 ($55,688,750 if the underwriters exercise their over-allotment option in full)

Distribution Rate:	7.875% per annum (or $1.96875 per share per annum), accruing from, but not including, May 21, 2021 (the date of original issuance)

Distribution Payment Dates:	On or about the 30th day of each January, April, July and October, commencing on July 30, 2021. The first distribution payment will cover the period from, but not including, May 21, 2021 to, but not including, July 30, 2021 and will be in the amount of $0.377344 per share.

Liquidation Preference:	$25.00 per share, plus any accrued and unpaid distributions

Optional Redemption:	On and after May 21, 2026, redeemable in whole or in part at a redemption price equal to $25.00 per share, plus any accrued and unpaid distributions (whether or not declared) to, but excluding, the date of redemption. If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series D Preferred Stock in connection with a Change of Control, holders of the Series D Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series D Preferred Stock called for redemption, and any Series D Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the applicable Change of Control Conversion Date.

Special Optional Redemption:	In the event of a Change of Control, the Issuer will have the option to redeem the Series D Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid distributions (whether or not declared) to, but excluding, the date of redemption. If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series D Preferred Stock, the holders of Series D Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series D Preferred Stock called for redemption.

Change in Control Conversion Rights:	Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right to convert some or all of the Series D Preferred Stock held by such holder on the Change of Control Conversion Date into a number of the Issuer’s shares of common stock per share of Series D Preferred Stock to be converted equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Stock distribution payment and prior to the corresponding Series D Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price; and

• 3.4698 (the Share Cap), subject to certain adjustments subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the Preliminary Prospectus.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Series D Preferred Stock, holders of any Series D Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series D Preferred Stock that have been called for redemption, and any Series D Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series D Preferred Stock is not convertible into or exchangeable for any other securities or property.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series D Preferred Stock when the following have occurred and are continuing:

•  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American LLC or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or Nasdaq.

The “Common Stock Price” will be: (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

The “Change of Control Conversion Date” will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

CUSIP / ISIN:	00489Q 300 / US00489Q3002

New York Stock Exchange Listing Symbol:	ACRPrD

Book-Running Manager:	Raymond James & Associates, Inc.

Distribution:	SEC registered

Use of Proceeds:	The Issuer plans to use the net proceeds from the sale of the shares of the Series D Preferred Stock, after deducting commissions and offering expenses payable by the Issuer, for loan originations consistent with its investment policies and for general corporate purposes.

*

Note: The Series D Preferred Stock offered hereby constitute an additional issuance of 2,000,000 shares of Series D Preferred Stock that we originally issued on May 21, 2021. The shares of Series D Preferred Stock hereby will form a single series with all outstanding Series D Preferred Stock originally issued on May 21, 2021. The Series D Preferred Stock will have the same CUSIP number as the outstanding Series D Preferred Stock and will trade interchangeably with the previously issued Series D Preferred Stock on the NYSE upon settlement and approval for listing thereon.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.

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